                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. ___)(1)

                               TRAVELNOW.COM INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   89490A 10 7
                                 (CUSIP NUMBER)

              JULIUS GENACHOWSKI, ESQ.          GREGORY S. PORTER, ESQ.
              USA NETWORKS, INC.                HOTEL RESERVATIONS NETWORK, INC.
              152 WEST 57TH STREET              8140 WALNUT HILL LANE, SUITE 800
              NEW YORK, NY 10019                DALLAS, TX 75231
              (212) 314-7200                    (972) 361-7311


              (NAME, ADDRESS AND TELEPHONE OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 18, 2000
                        ---------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX / /.

         NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

                                  (PAGE 1 OF 8)

--------------

         (1)THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------

Cusip No. 89490A 10 7                                        Page 2 of 8 Pages
---------------------
-------------------------------------------------------------------------------

1.   Name of Reporting Person and
     SS or I.R.S. Identification No. of Above Person:

     USA Networks, Inc.
     59-2712887
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group                    (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3.   SEC Use Only.
--------------------------------------------------------------------------------
4.   Source of Funds                                                 WC
--------------------------------------------------------------------------------

5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(d) or 2(e)                                                   / /
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                         Delaware
--------------------------------------------------------------------------------
Number of         7.   Sole Voting Power                              -0-
Shares
                  --------------------------------------------------------------

Beneficially      8.   Shared Voting Power                        1,080,000
Owned by
                  --------------------------------------------------------------
Each              9.   Sole Dispositive Power                         -0-
Reporting
                  --------------------------------------------------------------
Person            10.  Shared Dispositive Power                   1,080,000
With
----------------- --------------------------------------------------------------
11.  Aggregate amount beneficially owned by each
     reporting person                                             1,080,000
--------------------------------------------------------------------------------
12.  Check box if the aggregate amount in row (11)
     excludes certain shares                                                / /
--------------------------------------------------------------------------------
13.  Percent of class represented by amount in row (11)           9.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person                                      C0
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
Cusip No. 89490A 10 7                                         Page 3 of 8 Pages
---------------------
--------------------------------------------------------------------------------
1.   Name of Reporting Person and
     SS or I.R.S. Identification No. of Above Person:

     Hotel Reservations Network, Inc.
     75-2817683
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group                    (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3.   SEC Use Only.
--------------------------------------------------------------------------------
4.   Source of Funds                                                WC
--------------------------------------------------------------------------------

5.   Check box if disclosure of legal proceedings is
     required pursuant to Items 2(d) or 2(e)                                 / /
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization                         Delaware


--------------------------------------------------------------------------------

Number of         7.   Sole Voting Power                             -0-
Shares
                  --------------------------------------------------------------
Beneficially      8.   Shared Voting Power                        1,080,000
Owned by
                  --------------------------------------------------------------
Each              9.   Sole Dispositive Power                        -0-
Reporting
                  --------------------------------------------------------------

Person            10.  Shared Dispositive Power                   1,080,000
With
----------------- --------------------------------------------------------------
11.  Aggregate amount beneficially owned by each                  1,080,000
     reporting person
--------------------------------------------------------------------------------

12.  Check box if the aggregate amount in row (11)
     excludes certain shares                                                 / /
--------------------------------------------------------------------------------
13.  Percent of class represented by amount in row (11)            9.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person                                       CO
--------------------------------------------------------------------------------

                                                              Page 4 of 8 Pages

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Schedule 13D") relates to shares of TravelNow.com, Inc., a Delaware corporation ("TravelNow"), common stock, $0.01 par value (the "Common Stock"). The principal executive offices of TravelNow are located at 318 Park Central East, Suite 306, Springfield, Missouri 65806.

ITEM 2.   IDENTITY AND BACKGROUND.

         This statement is filed by USA Networks, Inc., a Delaware corporation ("USAi") and Hotel Reservations Network, Inc., a Delaware corporation and majority owned subsidiary of USAi ("HRN," and together with USAi, the "Reporting Persons"). USAi is a holding company, the subsidiaries of which are focused on the convergence of entertainment, information, and direct selling. The principal executive offices of USAi are located at 152 West 57th Street, New York, NY 10019. The principal executive offices of HRN are located at 8140 Walnut Hill Lane, Suite 800, Dallas, TX 75231.

         Annex A attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of USAi: (a) the name and residence or business address; (b) the principal occupation or employment; and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. To the knowledge of USAi, each of the persons named on Annex A (the "Annex A Persons"), except Samuel Minzberg, is a United States citizen. Mr. Minzberg is a Canadian citizen. During the last five years, neither USAi nor any of the Annex A Persons (to the knowledge of USAi) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither USAi nor any of the Annex A Persons (to the knowledge of USAi) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Annex B attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of HRN: (a) the name and residence or business address; (b) the principal occupation or employment; and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex B is incorporated herein by reference. To the knowledge of HRN, each of the persons named on Annex B (the "Annex B Persons") is a United States citizen. During the last five years, neither HRN nor any of the Annex B Persons (to the knowledge of HRN) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither HRN nor any of the Annex B Persons (to the knowledge of HRN) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Barry Diller, the Chairman and Chief Executive Officer of USAi, Liberty Media Corporation, Universal Studios, Inc., The Seagram Company Ltd. and USAi are parties to a stockholders agreement (the

                                                              Page 5 of 8 Pages


"Stockholders Agreement") relating to USAi. Through his own holdings and the Stockholders Agreement, Mr. Diller has the right, directly or indirectly, to control approximately 74% of the outstanding total voting power of USAi. As a result, except with regard to certain specified matters, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of USAi's stockholders. Mr. Diller disclaims beneficial ownership of any shares of TravelNow stock beneficially owned by the Reporting Persons.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 18, 2000, HRN entered into a Stock Purchase Agreement pursuant to which it acquired the right to purchase from Chris Noble 1,000,000 shares of Common Stock in exchange for $3.00 per share in cash. Also on December 18, 2000, HRN entered into a Stock Purchase Agreement pursuant to which it acquired the right to purchase from Andrew Schepp 80,000 shares of Common Stock in exchange for $3.00 per share in cash. Upon the delivery of the shares by the sellers thereof, HRN shall pay from its working capital an aggregate amount of $3,240,000 to acquire the Common Stock. The parties anticipate consummating the transactions described in this Item 3 on or before December 31, 2000.

ITEM 4.   PURPOSE OF TRANSACTION.

         Except as set forth herein, neither the Reporting Persons nor, to the best of their knowledge, any of their respective executive officers, directors or controlling persons has any plan or proposal which relates to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

         HRN currently holds its interest in TravelNow as a strategic investment. On December 20, 2000, HRN entered into a Confidentiality Agreement with TravelNow pursuant to which TravelNow agreed to make certain information concerning the business, operations and assets of TravelNow available to HRN for consideration in connection with its review of various potential transactions, which could include, without limitation, the acquisition by HRN of all or substantially all of the outstanding TravelNow Common Stock in a negotiated transaction. The terms of the Confidentiality Agreement also provide that HRN will not to make any unsolicited offer to acquire any Common Stock or other securities of TravelNow from TravelNow or any holder of its Common Stock unless requested to do so by TravelNow.

         In the ordinary course of business, USAi and HRN engage in a variety of business transactions that cover a wide range of activities relevant to the operations of both companies. USAi expects that in the future additional business opportunities for the benefit of both companies may become available, and that in the ordinary course of business USAi and HRN will discuss and negotiate mutually beneficial business transactions, which transactions could include, without limitation, the acquisition by HRN of additional TravelNow Common Stock.

         In addition, USAi may be deemed to indirectly participate in the business and oversight of HRN through USAi's representation on the HRN Board of Directors. However, as directors of HRN, USAi representatives (currently four in number), like other HRN directors, participate on the HRN Board in the exercise of their fiduciary obligations to HRN stockholders. In such capacity, USAi representatives actively and regularly participate (and expect to continue to so participate) in formulating HRN business strategies which may include matters identified in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

                                                              Page 6 of 8 Pages

         Subject to the terms of the Confidentiality Agreement, HRN may from time to time acquire additional TravelNow Common Stock in the market or otherwise, depending upon market, economic, business and other conditions and factors. In reaching any conclusion as to its future course of action, USAi will take into consideration various factors, such as TravelNow's business and prospects, other developments concerning TravelNow, other business opportunities available to HRN, developments with respect to the business of HRN, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. HRN reserves the right, based on all relevant factors and subject to applicable law, to (a) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise; (b) dispose of all or a portion of its holdings of Common Stock; (c) continue to hold all or a part of such shares and exercise voting control over TravelNow, or to hold such shares as a passive investment; (d) take other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D; or (e) change its intention with respect to any or all of the matters referred to in this
Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         As of December 18, 2000, each of USAi and HRN may be deemed to be a beneficial owner of 1,080,000 shares of the Common Stock, all of which will be held of record by HRN upon the consummation of the transactions described in Item 3 above. Each of USAi and HRN may be deemed to beneficially own 9.9% of the Common Stock (based upon the Issuer's Quarterly Report on Form 10-QSB filed on November 14, 2000).

         USAi will have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,080,000 shares of Common Stock upon the consummation of the transactions described in Item 3 above. USAi has no beneficial ownership of any additional shares of Common Stock.

         HRN will have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,080,000 shares of Common Stock upon the consummation of the transactions described in Item 3 above. HRN has no beneficial ownership of any additional shares of Common Stock.

         On December 18, 2000, HRN entered into a Stock Purchase Agreement pursuant to which it acquired the right to purchase from Chris Noble 1,000,000 shares of Common Stock in exchange for $3.00 per share in cash. Also on December 18, 2000, HRN entered into a Stock Purchase Agreement pursuant to which it acquired the right to purchase from Andrew Schepp 80,000 shares of Common Stock in exchange for $3.00 per share in cash. Upon the delivery of the shares by the sellers thereof, HRN will pay from its working capital an aggregate amount of $3,240,000 to acquire the Common Stock. The parties anticipate consummating the transactions described in Item 3 above on or before December 31, 2000.

         No officer or director of either USAi or HRN owns any TravelNow Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                                                              Page 7 of 8 Pages


         On December 19, 2000, HRN entered into a Standstill Agreement with TravelNow pursuant to which HRN agreed not to: (a) sell, pledge or otherwise transfer any of the TravelNow Common Stock it intends to acquire under the terms of the transactions described in Item 3 above, other than through either a privately negotiated transfer in which the transferee agrees to be bound by the terms of the Standstill Agreement or a pledge of less than 30% of the Common Stock held by HRN; or (b) publicly announce or disclose any intention, plan or arrangement inconsistent with the foregoing. See response to Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Joint Filing Agreement dated December 28, 2000, by and between USA Networks, Inc. and Hotel Reservations Network, Inc., dated December 28, 2000.
         Exhibit 2 Stock Purchase Agreement entered into on December 18, 2000, by and between Hotel Reservations Network, Inc., and Chris Noble
         Exhibit 3 Stock Purchase Agreement entered into on December 18, 2000, by and between Hotel Reservations Network, Inc., and Andrew Shepp
         Exhibit 4 Confidentiality Agreement dated December 20, 2000, by and among TravelNow.com, Inc. and Hotel Reservations
                    Network, Inc.
         Exhibit 5 Standstill Agreement dated December 19, 2000, by and among TravelNow.com, Inc. and certain stockholders named therein.

                                                              Page 8 of 8 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: December 28, 2000                       USA NETWORKS, INC.



                                               By: /s/ William J. Severance
                                                  ------------------------------
                                                  William J. Severance,
                                                  Vice President and Controller


                                               HOTEL RESERVATIONS NETWORK, INC.



                                               By: /s/ Gregory S. Porter
                                                  ------------------------------
                                                  Gregory S. Porter, General
                                                  Counsel and Secretary

                                                  INDEX TO EXHIBITS

         Exhibit 1 Joint Filing Agreement dated December 28, 2000, by and between USA Networks, Inc. and Hotel Reservations
                    Network, Inc., dated December 28, 2000.

         Exhibit 2 Stock Purchase Agreement entered into on December 18, 2000, by and between Hotel Reservations Network, Inc., and Chris Noble

         Exhibit 3 Stock Purchase Agreement entered into on December 18, 2000, by and between Hotel Reservations Network, Inc., and Andrew Shepp

         Exhibit 4 Confidentiality Agreement dated December 20, 2000, by and among TravelNow.com, Inc. and Hotel Reservations
                    Network, Inc.

         Exhibit 5 Standstill Agreement dated December 19, 2000, by and among TravelNow.com, Inc. and certain stockholders named therein.

                                                                         ANNEX A

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of USAi. The name of each person who is a director of USAi is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, NY 10019.


Name and Business Address     Principal Occupation or      Principal Business in
                              Employment                   which  such  Employment
                                                           is Conducted

Paul G. Allen*                Investor.                    Vulcan Ventures Inc.
110 110th Avenue, N.E.,                                    (Venture Capital)
Suite 550
Bellevue Washington 98004

Edgar Bronfman, Jr.*          Executive Vice Chairman,     Vivendi Universal
375 Park Avenue               Vivendi Universal.           (Media and
New York, NY 10152                                         Communications)

Anne M. Busquet*              President, American          American Express
200 Vesey Street              Express Relationship         Relationship Services
New York, NY 10285            Services.                    (Service Provider to
                                                           American Express
                                                           Customers)

Barry Diller*                 Chairman and Chief           USAi
                              Executive Officer, USAi.

Victor A. Kaufman*            Vice Chairman, USAi.         USAi

Donald R. Keough*             Chairman of the Board,       Allen & Co. Inc.
711 Fifth Avenue              Allen & Co. Inc.            (Investment Banking)
New York, NY 10022

Dara Khosrowshahi*            Executive Vice President,    USAi
152 West 57th Street          Operations and Strategic
New York, NY 10019            Planning, USAi

Diane Von Furstenberg*        Chairman, Diane Von         Diane Von Furstenberg
389 West 12th Street          Furstenberg Studio L.P.     Studio L.P. (Fashion
New York, NY 10014                                        Design)

Julius Genachowski            Senior Vice President,      USAi
                              General Counsel and
                              Secretary, USAi.



Samuel Minzberg*              President and Chief         Claridge Inc.
1170 Peel                     Executive Officer,          (Management)
Montreal, Quebec H38-4P2      Claridge Inc.

Brian C. Mulligan*            Consultant                  Vivendi Universal
375 Park Avenue                                           Media and Communications
New York, NY 10152

William D. Savoy*             Vice President, Vulcan      Vulcan Ventures Inc.
110 110th Avenue, N.E.        Ventures Inc.               (Venture Capital)
Suite 550
Bellevue, Washington 98004

Gen. H. Norman                Retired.
Schwarzkopf*
400 North Ashley Street
Suite 3050
Tampa, Florida 33602

Michael Sileck                Senior Vice President       USAi
                              and Chief Financial
                              Officer, USAi.


                                                                         ANNEX B

Set forth below are the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of HRN. The name of each person who is a director of HRN is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 8140 Walnut Hill Lane Suite 800, Dallas, TX 75231.


                                                          Principal Business in
Name and Business Address     Principal Occupation or     which such Employment
                              Employment                  is Conducted

Robert Diener*                President and Treasurer,    HRN
                              HRN

Sandra D'Arcy                 Executive Vice President,   HRN
                              HRN

Beverly Harms*                Senior Vice President of    Communications Equity
c/o Communication Equity      Managed Investments         Associates (Investment
Association                                               Banking)
101 East Kennedy Blvd.,
Suite 3300
Tampa, FL 33602

Victor A. Kaufman*            Vice Chairman, USAi.        USAi
152 West 57th Street
New York, NY 10019

Dara Khosrowshahi*            Executive Vice President,   USAi
152 West 57th Street          Operations and Strategic
New York, NY 10019            Planning, USAi

David Litman*                 Chief Executive Officer,    HRN
                              HRN

Jon Miller                    President and Chief         USA Information and Services
152 West 57th Street          Executive Officer, USA
New York, NY 10019            Information and Services

Gregory S. Porter             General Counsel and         HRN
                              Secretary, HRN

Mel Robinson                  Chief Financial and         HRN
                              Strategic Officer,
                              HRN

Eli J. Segal*                 President and Chief         The Welfare to Work
c/o Welfare to Work           Executive Officer,          Partnership (Non-Profit)
Partnership                   The Welfare to Work
1250 Connecticut  Ave., NW    Partnership



Washington, DC 20036

Michael Sileck*               Senior Vice President       USAi
152 West 57th Street          and Chief Financial
New York, NY 10019            Officer, USAi.
